Exhibit 99.1

Navios Maritime Holdings Inc.

Reports Financial Results for the

Fourth Quarter and Year Ended

December 31, 2014

•	Revenue

•	11% increase to $569.0 million for FY 2014

•	Adjusted EBITDA

•	20% increase to $191.4 million for FY 2014

•	Dividend of $0.06 per share for Q4 2014

•	Positioned to weather the market

•	$250.1 million of cash

•	Operating expenses significantly below industry average

•	Diversified investment vehicle with multiple avenues of growth

MONACO – February 19, 2015 — Navios Maritime Holdings Inc. (“Navios Holdings” or “the Company”) (NYSE: NM), a global, vertically integrated seaborne shipping and logistics company, today reported financial results for the fourth quarter and year ended December 31, 2014.

Angeliki Frangou, Chairman and Chief Executive Officer, stated, “We are pleased with our results for the fourth quarter of 2014. We reported revenue of $148.8 million and adjusted EBITDA of $37.8 million. We also announced a 6 cent dividend, representing a yield of about 6.0%.”

Mrs. Frangou continued: “We are experiencing the lowest dry bulk rate environment in the 30 years the Baltic dry index has been recorded. In addition, the current charter rates are below the actual vessel operating costs. Typically, a depressed rate environment like this would cause accelerated scrapping and reduced deliveries, and we are seeing both. Year to date, scrapping has accelerated to 4.2 million DWT, more than half of one percent of the global fleet. We are also witnessing deliveries being delayed and a significant reduction in new orders compared to last year. Should the current market environment continue, we may also see layups of vessels. These developments suggest the market is rationalizing and given the continued strong demand for the underlying commodities, we should expect a healthier market in the medium term.”

HIGHLIGHTS — RECENT DEVELOPMENTS

Dividend Policy

On February 16, 2015, the Board of Directors declared a quarterly cash dividend for the fourth quarter of 2014 of $0.06 per share of common stock. The dividend is payable on March 27, 2015 to stockholders of record as of March 20, 2015. The declaration and payment of any further dividends remain subject to the discretion of the Board and will depend on, among other things, Navios Holdings’ cash requirements after taking into account market opportunities, restrictions under its credit agreements, indentures and other debt obligations and such other factors as the Board may deem advisable.

Navios South American Logistics Inc. (“Navios Logistics”)

On December 15, 2014, Navios Logistics acquired the rights to 22 hectares of undeveloped riverfront land located in Nueva Palmira free zone in Uruguay, adjacent to Navios Logistics’ existing port for a purchase price of $17.0 million. During the year ended December 31, 2014, Navios Logistics had paid $10.2 million and the remaining balance will be paid in full during the third quarter of 2015.

Navios Maritime Partners L.P. (“Navios Partners”)

In February 2015, Navios Partners completed its public offering of 4,600,000 common units, including 600,000 common units pursuant to the underwriters’ option, at $13.09 per unit, raising gross proceeds of $60.2 million. In addition, Navios Partners completed a private placement of 1,120,547 common units and 22,868 general partner units at $13.09 per unit to Navios Holdings, raising additional gross proceeds of $15.0 million. Following the public offering and the private placement, Navios Holdings’ owns a 20.1% interest in Navios Partners, which includes the 2.0% general partner interest.

On February 13, 2015, Navios Holdings received $8.1 million from Navios Partners representing the cash distribution for the fourth quarter of 2014.

Navios Maritime Acquisition Corporation (“Navios Acquisition”)

On January 6, 2015, Navios Holdings received $3.6 million from Navios Acquisition representing the cash dividend for the third quarter of 2014.

Time Charter Coverage

Navios Holdings controls a fleet of 64 vessels totaling 6.4 million dwt, of which 40 are owned and 24 are chartered-in under long-term charters (collectively, the “Core Fleet”). Navios Holdings currently operates 56 vessels (17 Capesize, 17 Panamax, 20 Ultra Handymax and two Handysize) totaling 5.5 million dwt. The current average age of the operating fleet is 7.6 years. Additionally, Navios Holdings has (i) six newbuilding charter-in vessels expected to be delivered at various dates through 2016; and (ii) two newbuilding owned vessels which are expected to be delivered in the third and fourth quarter of 2015, respectively.

As of February 9, 2015, Navios Holdings has chartered-out 40.3% and 2.9%, including index-linked charters of available days for 2015 and 2016, respectively, which are expected to generate $51.1 million and $11.1 million in revenue, respectively. The average daily charter-out rate for the core fleet is $12,009 and $29,044 for 2015 and 2016, respectively. The average daily charter-in rate for the active long-term charter-in vessels for 2015 is $13,817.

The above figures do not include the fleet of Navios Logistics and vessels servicing Contracts of Affreightment.

Exhibit II provides certain details of the “Core Fleet” of Navios Holdings. It does not include the fleet of Navios Logistics.

Earnings Highlights

As of December 31, 2014:

•	Net Debt to Total Capitalization of 49.8%.

•	Cash of $250.1 million.

EBITDA, Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Net Loss per Share are non-U.S. GAAP financial measures and should not be used in isolation or as substitution for Navios Holdings’ results calculated in accordance with U.S. GAAP.

See Exhibit I under the heading, “Disclosure of Non-GAAP Financial Measures,” for a discussion of EBITDA or Adjusted EBITDA of Navios Holdings (including Navios Logistics), and Navios Logistics (on a stand-alone basis), and a reconciliation of such measures to the most comparable measure calculated under U.S. GAAP.

Fourth Quarter 2014 and 2013 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The fourth quarter 2014 and 2013 information presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Three Month Period Ended December 31, 2014	Three Month Period Ended December 31, 2013
	(unaudited)	(unaudited)
Revenue	$148,825	$130,586
Adjusted EBITDA (*)	$37,762	$41,985
Net Loss	$(4,981)	$(69,979)
Adjusted Net Loss (*)	$(19,242)	$(18,059)
Basic Net Loss per Share	$(0.09)	$(0.69)
Adjusted Basis Net Loss per Share (*)	$(0.22)	$(0.18)

(*)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Net Loss per Share for the three months ended December 31, 2014 exclude $14.3 million portion of gain from sale of Navios Acquisition’s assets.

Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Net Loss per Share for the three months ended December 31, 2013 exclude (i) $37.1 million loss on bond extinguishment; and (ii) $14.8 million loss from Navios Acquisition.

Revenue from drybulk vessel operations for the three months ended December 31, 2014 was $74.7 million as compared to $80.0 million for the same period during 2013. The decrease in drybulk revenue was mainly attributable to a decrease in the time charter equivalent rate (“TCE”) per day by 16.6% to $11,085 per day in the fourth quarter of 2014, as compared to $13,291 per day in the same period of 2013. This decrease was partially mitigated by a net increase in available days of our fleet by 71 days.

Revenue from the logistics business was $74.1 million for the three months ended December 31, 2014 as compared to $50.6 million for the same period during 2013. The increase of $23.5 million was mainly attributable to (i) the increase in the Paraguayan liquid port’s volume of products sold; and (ii) the commencement of operations of three new drycargo convoys under long-term time charter contracts during the second quarter of 2014.

Adjusted EBITDA of Navios Holdings for the three months ended December 31, 2014 decreased by $4.2 million to $37.8 million as compared to $42.0 million for the same period of 2013. The $4.2 million decrease in Adjusted EBITDA was primarily due to (i) a $22.8 million increase in time charter, voyage and logistics business expenses; (ii) a $3.2 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $1.9 million increase in other expenses, net; and (iv) a $0.4 million increase in net income attributable to the noncontrolling interest. This overall decrease of $28.3 million was mitigated by (i) a $18.2 million increase in revenue; (ii) a $1.3 million decrease in general and administrative expenses (excluding share-based compensation expenses); and (iii) a $4.6 million increase in equity in net earnings from affiliated companies.

EBITDA of Navios Logistics was $15.3 million for the three month period ended December 31, 2014 as compared to $14.3 million for the same period in 2013.

Net Loss of Navios Holdings for the three months ended December 31, 2014 was $5.0 million as compared to $70.0 million for the same period of 2013. Net Loss of Navios Holdings for the three months ended December 31, 2014 and 2013, respectively, has been affected by the items mentioned in the footnote to the table above. Adjusted Net Loss of Navios Holdings for the three months ended December 31, 2014 was $19.2 million as compared to $18.1 million for the same period of 2013. The $1.1 million increase in Adjusted Net Loss was mainly due (i) a decrease in Adjusted EBITDA of $4.2 million; (ii) an increase in depreciation and amortization of $1.2 million; (iii) an increase in share-based compensation expense of $1.8 million; and (iv) an increase in amortization for deferred drydock and special survey costs of $0.4 million. This overall increase was partially offset by (i) a decrease in interest expense and finance cost, net of $4.8 million; and (ii) an increase in income tax benefit of $1.7 million.

Year Ended December 31, 2014 and 2013 Results (in thousands of U.S. dollars, except per share data and unless otherwise stated):

The information for the year ended December 31, 2014 and 2013 presented below was derived from the unaudited condensed consolidated financial statements for the respective periods.

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(unaudited)	(unaudited)
Revenue	$569,016	$512,279
Adjusted EBITDA (*)	$191,402	$159,829
Net Loss	$(56,203)	$(109,063)
Adjusted Net Loss (*)	$(41,499)	$(57,143)
Basic Net Loss per Share	$(0.65)	$(1.09)
Adjusted Basic Net Loss per Share (*)	$(0.51)	$(0.58)

(*)	Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Net Loss per Share for the year ended December 31, 2014 exclude (i) $17.4 million portion of loss on Navios Logistics’ bond extinguishment; (ii) $11.5 million non-cash loss on available-for-sale securities; and (iii) $14.3 million portion of gain from sale of Navios Acquisition’s assets.

Adjusted EBITDA, Adjusted Net Loss and Adjusted Basic Net Loss per Share for the year ended December 31, 2013 exclude (i) $37.1 million loss on bond extinguishment; and (ii) $14.8 million loss from Navios Acquisition.

Revenue from drybulk vessel operations for the year ended December 31, 2014 was $300.2 million as compared to $275.2 million for the same period during 2013. The increase in drybulk revenue was mainly attributable to an increase in available days for our fleet by 2,101 days. This increase was partially mitigated by a decrease in TCE per day by 1.7% to $11,830 per day in the year ended December 31, 2014, as compared to $12,029 per day in the same period of 2013.

Revenue from the logistics business was $268.8 million for the year ended December 31, 2014 as compared to $237.1 million for the same period during 2013. The increase of $31.7 million was mainly attributable to (i) an increase in volume of products transported and rates charged in the dry port terminal; (ii) the commencement of operations of three new drycargo convoys under long-term time charter contracts during the second quarter of 2014; (iii) an increase in the cabotage fleet’s operating days and the higher time charter rates achieved; and (iv) an increase in the Paraguayan liquid port’s volume of products sold.

Adjusted EBITDA of Navios Holdings for the year ended December 31, 2014 increased by $31.6 million to $191.4 million as compared to $159.8 million for the same period of 2013. The $31.6 million increase in Adjusted EBITDA was primarily due to (i) a $56.7 million increase in revenue; (ii) a $9.5 million increase in equity in net earnings from affiliated companies; and (iii) a $1.7 million decrease in general and administrative expenses (excluding share-based compensation expenses). This overall increase of $67.9 million was partially mitigated by (i) a $18.9 million increase in time charter, voyage and logistics business expenses; (ii) a $13.3 million increase in direct vessel expenses (excluding the amortization of deferred drydock and special survey costs); (iii) a $3.9 million decrease in other income, net; and (iv) a $0.2 million increase in net income attributable to the noncontrolling interest.

Adjusted EBITDA of Navios Logistics was $68.8 million (adjusted for the $27.3 million loss on bond extinguishment) for the year ended December 31, 2014 as compared to $56.8 million for the same period in 2013.

Net Loss of Navios Holdings for the year ended December 31, 2014 was $56.2 million as compared to $109.1 million for the same period of 2013. Net Loss of Navios Holdings for the year ended December 31, 2014 and 2013, respectively, has been affected by the items mentioned in the footnote to the table above. Adjusted Net Loss of Navios Holdings for the year ended December 31, 2014 was $41.5 million as compared to $57.1 million for the same period of 2013. The $15.6 million decrease in Adjusted Net Loss was mainly due to (i) an increase in Adjusted EBITDA of $31.6 million; and (ii) a decrease in interest expense and finance cost, net of $0.4 million. This decrease was partially offset by (i) an increase in depreciation and amortization of $6.6 million; (ii) an increase in income tax expense of $4.4 million; (iii) an increase of $2.7 million in share-based compensation expense; and (iv) an increase of $2.7 million in amortization for deferred drydock and special survey costs.

Fleet Summary Data:

The following table reflects certain key indicators indicative of the performance of the Navios Holdings’ drybulk operations (excluding the Navios Logistics fleet) and its fleet performance for the fourth quarter and the year ended December 31, 2014 and 2013, respectively.

	Three Month Period Ended December 31, 2014	Three Month Period Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2013
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Available Days (1)	5,460	5,389	21,465	19,364
Operating Days (2)	5,456	5,370	21,422	19,062
Fleet Utilization (3)	99.9%	99.7%	99.8%	98.4%
Equivalent Vessels (4)	59	59	59	53
TCE (5)	$11,085	$13,291	$11,830	$12,029

(1)	Available days for the fleet are total calendar days the vessels were in Navios Holdings’ possession for the relevant period after subtracting off-hire days associated with major repairs, drydocking or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which vessels should be capable of generating revenues.
(2)	Operating days are the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that Navios Holdings’ vessels were available for generating revenue, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels.
(4)	Equivalent Vessels is defined as the total available days during a relevant period divided by the number of days of this period.
(5)	TCE is defined as voyage and time charter revenues less voyage expenses during a relevant period divided by the number of available days during the period.

Conference Call:

As previously announced, Navios Holdings will host a conference call today, February 19, 2015, at 8:30 am ET, at which time Navios Holdings’ senior management will provide highlights and commentary on earnings results for the fourth quarter and year ended December 31, 2014.

A supplemental slide presentation will be available on the Navios Holdings website at www.navios.com under the “Investors” section by 8:00 am ET on the day of the call.

Conference Call details:

Call Date/Time: Thursday, February 19, 2015, at 8:30 am ET

Call Title: Navios Holdings Q4 2014 Financial Results Conference Call

US Dial In: +1.877.480.3873

International Dial In: +1.404.665.9927

Conference ID: 6956 2833

The conference call replay will be available shortly after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 6956 2833

This call will be simultaneously Webcast. The Webcast will be available on the Navios Holdings website, www.navios.com, under the “Investors” section. The Webcast will be archived and available at the same Web address for two weeks following the call.

About Navios Maritime Holdings Inc.

Navios Maritime Holdings Inc. (NYSE: NM) is a global, vertically integrated seaborne shipping and logistics company focused on the transport and transshipment of drybulk commodities including iron ore, coal and grain. For more information about Navios Holdings please visit our website: www.navios.com.

About Navios South American Logistics Inc.

Navios South American Logistics Inc. is one of the largest logistics companies in the Hidrovia region of South America, focusing on the Hidrovia region river system, the main navigable river system in the region, and on cabotage trades along the eastern coast of South America. Navios Logistics serves the storage and marine transportation needs of its petroleum, agricultural and mining customers through its port terminals, river barge and coastal cabotage operations. For more information about Navios Logistics please visit its website: www.navios-logistics.com.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates drycargo vessels. For more information, please visit its website: www.navios-mlp.com.

About Navios Maritime Acquisition Corporation

Navios Acquisition (NYSE: NNA) is an owner and operator of tanker vessels focusing in the transportation of petroleum products (clean and dirty) and bulk liquid chemicals. For more information, please visit its website: www.navios-acquisition.com.

About Navios Maritime Midstream Partners L.P.

Navios Maritime Midstream Partners L.P. (NYSE: NAP) is a publicly traded master limited partnership which owns and operates crude oil tankers under long-term employment contracts. For more information, please visit its website: www.navios-midstream.com.

Forward Looking Statements - Safe Harbor

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and expectations and Navios Holdings’ growth strategy and measures to implement such strategy, including expected vessel acquisitions and entering into further time charters. Words such as “expects,” “intends,” “plans,” “believes,” “anticipates,” “hopes,” “estimates,” and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenues and time charters. Although Navios Holdings believes that the expectations reflected in such forward-looking statements are reasonable at the time made, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Holdings. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to changes in charter demand and/or charter rates; production or the demand for the types of drybulk products that are transported by Navios Holdings’ vessels; operating costs, including but not limited to changes in crew salaries, insurances, provisions, repairs, maintenance, overhead expenses, and changes in interest costs; competition in the market in which Navios Holdings operates; risks associated with operations outside the United States; and other factors listed from time to time in Navios Holdings’ filings with the Securities and Exchange Commission. Navios Holdings expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Holdings’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Contact:

Navios Maritime Holdings Inc.

+1.212.906.8643

investors@navios.com

EXHIBIT I

NAVIOS MARITIME HOLDINGS INC.

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Expressed in thousands of U.S. dollars — except share and per share data)

	Three Month Period Ended December 31, 2014	Three Month Period Ended December 31, 2013	Year Ended December 31, 2014	Year Ended December 31, 2013
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Revenue	$148,825	$130,586	$569,016	$512,279
Time charter, voyage and logistics business expenses	(76,106)	(53,317)	(263,304)	(244,412)
Direct vessel expenses	(32,111)	(28,543)	(130,064)	(114,074)
General and administrative expenses, net	(17,208)	(16,662)	(45,590)	(44,634)
Depreciation and amortization	(26,390)	(25,158)	(104,690)	(98,124)
Interest expense and finance cost, net	(23,638)	(28,361)	(108,145)	(108,506)
Gain on sale of assets	—	—	—	18
Loss on bond and debt extinguishment	—	(37,136)	(27,281)	(37,136)
Other (expense)/income, net	(1,866)	26	(9,673)	5,694

Loss before equity in net earnings/(losses) of affiliated companies	(28,494)	(58,565)	(119,731)	(128,895)
Equity in net earnings/(losses) of affiliated companies	23,160	(10,436)	57,751	19,344

Loss before taxes	$(5,334)	$(69,001)	$(61,980)	$(109,551)
Income tax benefit/(expense)	1,017	(719)	(84)	4,260

Net loss	(4,317)	(69,720)	(62,064)	(105,291)
Less: Net (income)/loss attributable to the noncontrolling interest	(664)	(259)	5,861	(3,772)

Net loss attributable to Navios Holdings common stockholders	$(4,981)	$(69,979)	$(56,203)	$(109,063)

Loss attributable to Navios Holdings common stockholders, basic and diluted	$(9,043)	$(70,462)	$(66,976)	$(110,990)

Basic and diluted net loss per share attributable to Navios Holdings common stockholders	$(0.09)	$(0.69)	$(0.65)	$(1.09)

Weighted average number of shares, basic and diluted	104,646,164	102,010,974	103,476,614	101,854,415

NAVIOS MARITIME HOLDINGS INC.

Other Financial Data

	December 31, 2014 (unaudited)	December 31, 2013 (unaudited)
ASSETS
Cash and cash equivalents	$247,556	$187,831
Restricted cash	2,564	2,041
Other current assets	165,889	150,114
Deposits for vessel acquisitions	22,140	28
Vessels, port terminal and other fixed assets, net	1,934,368	1,808,855
Other noncurrent assets	435,922	418,744
Goodwill and other intangibles	349,828	352,000

Total assets	$3,158,267	$2,919,613

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities, including current portion of long-term debt	198,115	149,767
Senior and ship mortgage notes, including premium	1,375,000	1,293,156
Long-term debt, net of current portion	245,396	198,832
Other noncurrent liabilities	73,246	88,523
Total stockholders’ equity	1,266,510	1,189,335

Total liabilities and stockholders’ equity	$3,158,267	$2,919,613

	Year Ended December 31, 2014	Year Ended December 31, 2013
	(unaudited)	(unaudited)
Net cash provided by operating activities	$56,323	$59,749
Net cash provided by/(used in) investing activities	$244,888	$(258,571)
Net cash provided by financing activities	$248,290	$128,785

Disclosure of Non-GAAP Financial Measures

EBITDA represents net income/(loss) plus interest and finance costs plus depreciation and amortization and income taxes, if any, before stock-based compensation. Adjusted EBITDA represents EBITDA excluding certain items as described under “Earnings Highlights”. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income/(loss), cash flow from operating activities and other operations or cash flow statement data prepared in accordance with generally accepted accounting principles in the United States. Navios Holdings believes that EBITDA and Adjusted EBITDA are a basis upon which liquidity can be assessed.

EBITDA and Adjusted EBITDA are presented to provide additional information with respect to the ability of Navios Holdings to satisfy its respective obligations, including debt service, capital expenditures, working capital requirements and pay dividends. While EBITDA and Adjusted EBITDA are frequently used as measures of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

Navios Logistics EBITDA and Adjusted EBITDA are used to measure the company’s operating performance.

The following tables provide a reconciliation of Adjusted EBITDA of Navios Holdings (including Navios Logistics) and EBITDA or Adjusted EBITDA of Navios Logistics on a stand-alone basis:

Navios Holdings Reconciliation of Adjusted EBITDA to Cash from Operations

	December 31,	December 31,
Three Months Ended	2014	2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)

Net cash provided by/(used in) operating activities	$22,548	$(19,306)
Net decrease in operating assets	(9,605)	(8,683)
Net (increase)/decrease in operating liabilities	(750)	20,663
Net interest cost	23,638	28,361
Deferred finance charges	(1,382)	(1,260)
Recovery/provision for losses on accounts receivable	74	(330)
Expenses related to bond and debt extinguishment	—	(12,142)
Equity in affiliates, net of dividends received	14,888	(18,811)
Payments for drydock and special survey	3,276	1,832
Noncontrolling interest	(664)	(259)
Loss on bond and debt extinguishment	—	37,136
Other items from affiliates	(14,261)	14,784

Adjusted EBITDA	$37,762	$41,985

	December 31,	December 31,
Year Ended	2014	2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)

Net cash provided by operating activities	$56,323	$59,749
Net increase/(decrease) in operating assets	16,901	(57,792)
Net (increase)/decrease in operating liabilities	(22,489)	27,087
Net interest cost	108,145	108,506
Deferred finance charges	(4,061)	(5,384)
Provision for losses on accounts receivable	(792)	(630)
Expenses related to bond and debt extinguishment	(4,786)	(12,142)
Unrealized losses on FFA derivatives	—	(69)
Equity in affiliates, net of dividends received	22,179	(19,781)
Payments for drydock and special survey	10,970	12,119
Gain on sale of assets	—	18
Noncontrolling interest	5,861	(3,772)
Portion of loss on Navios Logistics bond extinguishment	17,412	—
Loss on bond and debt extinguishment	—	37,136
Other items from affiliates	(14,261)	14,784

Adjusted EBITDA	$191,402	$159,829

Navios Logistics EBITDA and Adjusted EBITDA Reconciliation to Net Income/(Loss)

	December 31,	December 31,
Three Months Ended	2014	2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)

Net income attributable to Navios Logistics shareholders	$1,836	$315
Depreciation and amortization	6,385	5,735
Amortization of deferred drydock and special survey costs	1,592	1,264
Interest expense and finance cost, net	6,547	6,351
Income tax (benefit)/expense	(1,105)	642

EBITDA	$15,255	$14,307

	December 31,	December 31,
Year Ended	2014	2013
(in thousands of U.S. dollars)	(unaudited)	(unaudited)

Net (loss)/income attributable to Navios Logistics shareholders	$(16,704)	$9,716
Depreciation and amortization	25,086	23,354
Amortization of deferred drydock and special survey costs	5,838	3,392
Interest expense and finance cost, net	27,546	24,929
Income tax benefit	(276)	(4,554)
Loss on bond extinguishment	27,281	—

Adjusted EBITDA	$68,771	$56,837

EXHIBIT II

Owned Vessels

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)
Navios Serenity	Handysize	2011	34,690
Navios Ionian	Ultra Handymax	2000	52,067
Navios Horizon	Ultra Handymax	2001	50,346
Navios Herakles	Ultra Handymax	2001	52,061
Navios Achilles	Ultra Handymax	2001	52,063
Navios Vector	Ultra Handymax	2002	50,296
Navios Meridian	Ultra Handymax	2002	50,316
Navios Mercator	Ultra Handymax	2002	53,553
Navios Arc	Ultra Handymax	2003	53,514
Navios Hios	Ultra Handymax	2003	55,180
Navios Kypros	Ultra Handymax	2003	55,222
Navios Astra	Ultra Handymax	2006	53,468
Navios Ulysses	Ultra Handymax	2007	55,728
Navios Celestial	Ultra Handymax	2009	58,063
Navios Vega	Ultra Handymax	2009	58,792
Navios Magellan	Panamax	2000	74,333
Navios Star	Panamax	2002	76,662
Navios Northern Star	Panamax	2005	75,395
Navios Amitie	Panamax	2005	75,395
Navios Taurus	Panamax	2005	76,596
Navios Asteriks	Panamax	2005	76,801
Navios Galileo	Panamax	2006	76,596
N Amalthia	Panamax	2006	75,318
N Bonanza	Panamax	2006	76,596
Navios Avior	Panamax	2012	81,355
Navios Centaurus	Panamax	2012	81,472
Navios Stellar	Capesize	2009	169,001
Navios Bonavis	Capesize	2009	180,022
Navios Happiness	Capesize	2009	180,022
Navios Phoenix	Capesize	2009	180,242
Navios Lumen	Capesize	2009	180,661
Navios Antares	Capesize	2010	169,059
Navios Etoile	Capesize	2010	179,234
Navios Bonheur	Capesize	2010	179,259
Navios Altamira	Capesize	2011	179,165
Navios Azimuth	Capesize	2011	179,169
Navios Ray	Capesize	2012	179,515
Navios Gem	Capesize	2014	181,336

Long term Chartered-in Fleet in Operation

Vessel Name	Vessel Type	Year Built	Deadweight (in metric tons)	Purchase Option(1)
Navios Lyra	Handysize	2012	34,718	Yes (2)
Navios Apollon	Ultra Handymax	2000	52,073	No
Navios Primavera	Ultra Handymax	2007	53,464	Yes
Navios Armonia	Ultra Handymax	2008	55,100	No
Navios Oriana	Ultra Handymax	2012	61,442	Yes
Navios Mercury	Ultra Handymax	2013	61,393	Yes
Navios Libra II	Panamax	1995	70,136	No
Navios Altair	Panamax	2006	83,001	No
Navios Esperanza	Panamax	2007	75,356	No
Golden Heiwa	Panamax	2007	76,662	No
Navios Marco Polo	Panamax	2011	80,647	Yes
Navios Southern Star	Panamax	2013	82,224	Yes
Beaufiks	Capesize	2004	180,310	Yes
Rubena N	Capesize	2006	203,233	No
King Ore	Capesize	2010	176,800	No
Navios Koyo	Capesize	2011	181,415	Yes
Navios Obeliks	Capesize	2012	181,415	Yes
Navios Venus	Ultra Handymax	2015	61,000	Yes

Owned Fleet to be Delivered

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)
Navios Sphera	Panamax	Q3 2015	84,000
Navios TBN	Capesize	Q4 2015	180,600

Long-term Chartered-in Fleet to be Delivered(3)

Vessels	Vessel Type	Delivery Date	Deadweight (in metric tons)	Purchase Option
Navios Amber	Panamax	Q2 2015	80,000	Yes
Navios TBN	Panamax	Q3 2015	82,000	Yes
Navios Felix	Capesize	Q2 2016	180,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	81,000	Yes
Navios TBN	Panamax	Q4 2016	84,000	Yes

(1)	Generally, Navios Holdings may exercise its purchase option after three to five years of service.
(2)	Navios Holdings holds the initial 50% purchase option on the vessel.
(3)	Does not include Navios Prosperity and Navios Aldebaran to be taken over from Navios Partners.